Exhibit 99.1

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

U.S. DOLLARS IN THOUSANDS

UNAUDITED

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2018	June 30, 2019
			Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$35,581	$29,041
Short - term bank deposits		515	-
Trade receivables (net of allowance for doubtful accounts of $ 4,327 and $ 3,746 at December 31, 2018 and June 30, 2019 (unaudited), respectively)		123,451	121,449
Other accounts receivable and prepaid expenses		12,135	13,783
Inventories	3	53,509	73,900

Total current assets		225,191	238,173

NON-CURRENT ASSETS:
Long-term bank deposits		504	29
Deferred tax assets		7,476	6,236
Severance pay and pension fund		5,096	5,574
Property and equipment, net		33,613	35,009
Intangible assets, net		6,576	7,670
Other non-current assets		4,544	15,822

Total non-current assets		57,809	70,340

Total assets		$283,000	$308,513

The accompanying notes are an integral part of the unaudited interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2018	June 30, 2019
			Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		$78,892	$79,431
Deferred revenues		3,873	3,770
Short term loans		-	8,900
Other accounts payable and accrued expenses		27,256	26,385

Total current liabilities		110,021	118,486

LONG-TERM LIABILITIES:
Deferred tax liability		28	24
Accrued severance pay and pensions		9,711	10,053
Deferred revenues		-	6,265
Other long-term payables		3,672	9,926

Total long-term liabilities		13,411	26,268

COMMITMENTS AND CONTINGENT LIABILITIES	6

SHAREHOLDERS' EQUITY:	8

Share capital:
Ordinary shares of NIS 0.01 par value – Authorized: 120,000,000 shares at December 31, 2018 and June 30, 2019 (unaudited); Issued: 83,571,181 and 83,711,656 shares at December 31, 2018 and June 30, 2019 (unaudited), respectively; Outstanding: 80,089,658 and 80,230,133 shares at December 31, 2018 and June 30, 2019 (unaudited), respectively.		214	215
Additional paid-in capital		415,408	416,835
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2018 and June 30, 2019 (unaudited).		(20,091)	(20,091)
Accumulated other comprehensive loss		(9,208)	(8,016)
Accumulated deficits		(226,755)	(225,184)

Total shareholders' equity		159,568	163,759

Total liabilities and shareholders' equity		$283,000	$308,513

The accompanying notes are an integral part of the unaudited interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2018	2019
	Unaudited

Revenues	$171,603	$142,164
Cost of revenues	115,250	91,171

Gross profit	56,353	50,993

Operating expenses:
Research and development, net	14,035	12,418
Selling and marketing	20,931	19,583
General and administrative	9,649	11,636

Total operating expenses	44,615	43,637

Operating income	11,738	7,356

Financial expenses, net	4,680	2,939

Income before taxes	7,058	4,417

Taxes on income	1,762	2,532
Equity loss in affiliates	-	314

Net income	$5,296	$1,571

Basic net income per share	$0.07	$0.02

Diluted net income per share	$0.07	$0.02

Weighted average number of shares used in computing basic net income per share	78,155,810	80,153,038

Weighted average number of shares used in computing diluted net income per share	80,457,636	82,192,544

The accompanying notes are an integral part of the unaudited interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2018	2019
	Unaudited

Net income	$5,296	$1,571
Other comprehensive income (loss):

Change in foreign currency translation adjustment	(1,018)	63

Cash flow hedges:
Change in net unrealized gains (losses)	(1,440)	1,214
Amounts reclassified into net income	262	(85)
Net change	(1,178)	1,129

Other comprehensive income (loss), net	(2,196)	1,192

Total of comprehensive income	$3,100	$2,763

The accompanying notes are an integral part of the unaudited interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2018	78,045,192	$214		$410,817	$(20,091)	$(7,171)	$(249,871)	$133,898

Exercise of options and vesting of RSU's	2,044,466	*	)	2,611	-	-	-	2,611
Share-based compensation expense	-	-		1,980	-	-	-	1,980
Other comprehensive loss, net	-	-		-	-	(2,037)	-	(2,037)
Cumulative effect of adoption of ASC Topic 606	-	-		-	-	-	70	70
Net income	-	-		-	-	-	23,046	23,046

Balance as of December 31, 2018	80,089,658	214		415,408	(20,091)	(9,208)	(226,755)	159,568

Exercise of options and vesting of RSU's	140,475	1		255	-	-	-	256
Share-based compensation expense	-	-		1,172	-	-	-	1,172
Other comprehensive income, net	-	-		-	-	1,192	-	1,192
Net income	-	-		-	-	-	1,571	1,571

Balance as of June 30, 2019 (Unaudited)	80,230,133	$215		$416,835	$(20,091)	$(8,016)	$(225,184)	$163,759

*)          Represent an amount lower than $1.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2019
	Unaudited
Cash flow from operating activities:

Net income	$5,296	$1,571
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	3,501	4,438
Stock-based compensation expense	1,032	1,172
Increase in trade and other receivables, net	(109)	(10,188)
Decrease (increase) in inventory, net of write off	7,049	(20,813)
Decrease in deferred tax asset, net	410	1,236
Increase (decrease) in trade payables and accrued liabilities	(10,237)	9,463
Increase in deferred revenues	1,796	6,150
Other adjustments	(186)	(136)

Net cash provided by (used in) operating activities	8,552	(7,107)

Cash flow from investing activities:

Purchase of property and equipment, net	(3,957)	(6,707)
Purchase of intangible assets, net	(1,336)	(2,792)
Proceeds from bank deposits	-	920

Net cash used in investing activities	(5,293)	(8,579)

Cash flow from financing activities:

Proceeds from exercise of stock options	374	256
Proceeds from bank credits and loans, net	-	8,900

Net cash provided by financing activities	374	9,156

Foreign currency translation adjustments on cash and cash equivalents	(112)	(10)
Increase (decrease) in cash and cash equivalents	3,521	(6,540)
Cash and cash equivalents at the beginning of the period	25,877	35,581

Cash and cash equivalents at the end of the period	$29,398	$29,041

The accompanying notes are an integral part of the unaudited interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a wireless backhaul specialist. It provides wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as internet browsing, social networking applications, image sharing, music and video applications. Its wireless backhaul solutions use microwave radio technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider's network. The Company also provides wireless fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication between LTE/LTE-Advanced base band digital units stations and remote radio heads.

b.
The Company's solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA and GSM. The Company's systems also serve evolving network architectures including all-IP long haul networks.

c.	The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

d.	The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management`s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s consolidated financial position as of June 30, 2019, as well as its results of operations and cash flows for the six months ended June 30, 2018 and 2019. The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019.

b.	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, fair values and useful lives of intangible assets, fair values of stock-based awards, inventory write-off, warranty provision, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Significant accounting policies

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 1, 2019.

Other than the change described below (see note 2d), there have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2018 that have had a material impact on the unaudited interim consolidated financial statements and related notes.

d.	Recently adopted accounting standards

1.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use (“ROU”) asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory.

The standard became effective for the Company beginning January 1, 2019. The adoption of the standard had material impact of the Company`s consolidated balance sheets due to the recognition of the ROU assets and lease liabilities related to the Company`s operating leases. The standard did not have a material impact on the Company`s results of operations or cash flows. See Note 7 “Leases” for details about the impact from adopting the new lease standard and other required disclosures.

2.
In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity's ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company adopted the provisions of this update as of January 1, 2019 with no material impact on its consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	INVENTORIES

	December 31,	June 30,
	2018	2019

Raw materials	$15,065	$16,227
Work in progress	374	783
Finished products	38,070	56,890

	$53,509	$73,900

During the six-month ended June 30, 2018 and 2019 the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $ 1,106 and $ 1,112, respectively that have been included in cost of revenues.

NOTE 4:-	FAIR VALUE MEASUREMENT

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities, approximate their fair value due to the short-term maturities of such instruments.

The following table presents assets (liabilities) measured at fair value on a recurring basis as of June 30, 2019:

	June 30, 2019
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$460	$460

Total assets	$460	$460

The following table presents assets (liabilities) measured at fair value on a recurring basis as of December 31, 2018:

	December 31, 2018
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(1,028)	$(1,028)

Total liabilities	$(1,028)	$(1,028)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	DERIVATIVE INSTRUMENTS

The Company enters into foreign currency forward and option contracts with financial institutions to protect against the exposure to changes in exchange rates of several foreign currencies that are associated with forecasted cash flows and existing assets and liabilities. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The fair value of derivative contracts in the unaudited consolidated balance sheets at June 30, 2019 and December 31, 2018 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	June 30, 2019
Derivatives designated as hedging instruments
Currency forward contracts	$545	$-
Derivatives not designated as hedging instruments
Currency forward and option contracts	$54	$139

Total derivatives	$599	$139

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2018
Derivatives designated as hedging instruments
Currency forward contracts	$3	$587
Derivatives not designated as hedging instruments
Currency forward and option contracts	$2	$446

Total derivatives	$5	$1,033

The notional amounts of outstanding derivative contracts in U.S. dollars at June 30, 2019 and December 31, 2018 were as follows:

	December 31, 2018	June 30, 2019
Derivatives designated as hedging instruments
Currency forward contracts	$37,398	$18,757
Derivatives not designated as hedging instruments
Currency forward and option contracts	$21,882	$29,209

Total derivatives	$59,280	$47,966

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial income (expenses), net".

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative contracts on the unaudited consolidated statements of operations for the six months ended June 30, 2019 and 2018 was as follows:

	Six months ended June 30,
	2018	2019

Operating income (expenses)	$(262)	$85
Financial income (expenses)	$1,076	$(559)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Leases

See Note 7 “Leases” for lease related commitments as of June 30, 2019.

b.
During the six months ended June 30, 2018 and 2019, the Company received several grants from the Israeli Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded the IIA grants as a reduction of research and development expenses in the six months ended June 30, 2018 and 2019 in the amount of $ 626 and $ 541, respectively.

c.	Charges and guarantees:

As of December 31, 2018, and June 30, 2019, the Company provided bank guarantees in an aggregate amount of $ 72,842 and $ 66,020, respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers (including bank guarantee disclosed in Note 6d).

d.
In September 2018, the Company signed commercial agreements with Orocom, a new operator in Peru, to provide broadband connectivity in rural regions. The Peruvian Government (“Fitel”) chose Orocom for the deployment of transport and broadband access networks in three of six regions in Peru. Orocom is owned by a consortium of companies, comprising telecommunications license holders as well as companies with expertise in fiber-based technologies.

After signing the commercial agreements mentioned above and an operating agreement with Orocom and its shareholders, the Company provided, in the second quarter of 2018, bank guarantees amounting to $29.1 million, on behalf of Orocom to Fitel, to secure the return of a down payment to be received by Orocom, or part of it, in case Orocom fails to meet the down payment related obligations. These bank guarantees came into effect in July 2018, when a down payment of $29.1 million was received by Orocom. Orocom’s down payment related obligations include primarily meeting specifications and timelines as defined in the agreement between Orocom and Fitel, unless justified or otherwise agreed between these parties; using the funds provided by Fitel properly for the purpose of the project; and maintaining certain composition of shareholders in Orocom for at least three years. The Company’s bank guarantees may be gradually reduced as the network build-out process progresses. Should Orocom meet its down payment related obligations towards Fitel, the bank guarantees are expected to be returned to the Company on 2020.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Provisions of the operating agreement mentioned above, grant the Company certain protective rights in Orocom during the network build-out phase and until the bank guarantees are returned to the Company, as well as recovery rights against Orocom and its shareholders. These protective rights include, among others, two seats in Orocom’s board of directors that comprise half of the board seats; a requirement for receipt of consent by all board members to various decisions, including but not limited to, for the approval of any commitment exceeding one hundred thousand dollars; and full access to Orocom’s books and records and any other data, including audit rights. Based on the above, Orocom and its shareholders were defined as related companies.

e.	Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The plaintiff seeks specified compensatory damages in a sum of up to $75,000 as well as attorneys’ fees and costs.

The Company filed its defense on June 21, 2015, and on October 22, 2015 the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs' request for discovery on January 25, 2016 and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff's request for discovery and ordered the Company to disclose some of the requested documents. The Company's request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiff.

The plaintiff filed his reply to the Company’s defense by April 2, 2017. A preliminary hearing was held on May 22, 2017, in the framework of which the court set dates for response to the Company’s above-mentioned requests as well as dates for evidence hearings.

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to continue discussions with regards to the legal question of the governing law. On July 17, 2017, the court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon two of the Company's officers (Company's Chairman, Mr. Zisapel and Company's Chief Executive Officer, Mr. Palti) to the upcoming evidence hearing. The Company filed its response on October 26, 2017; and the plaintiff filed its reply to Company's response.

The first evidence hearing took place on November 2, 2017, as scheduled. During the hearing the Company agreed to consider summoning to the second evidence hearing one of the abovementioned requested Company's officers, and on October 8, 2017 the Company filed a notice to the court that it agrees that Company's Chief Executive Officer will be summoned to the next evidence hearing. The second and final evidence hearing took place on January 8, 2018.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Summaries were filed by the plaintiff on March 21, 2018 and the Company filed its summaries on June 12, 2018. The plaintiff filed their reply summaries on September 5, 2018.

On October 4, 2018, an interim decision regarding dual listed companies, which corresponds with the Company’s arguments in this case, was rendered by the Supreme Court of Israel. This Supreme court decision upholds two recent rulings of District Court of Tel-Aviv (Economic Department), which determined that all securities litigation regarding dual listed companies should be decided only in accordance with US law (herein after: “Supreme Court Decision”).

In light of this, on October 15, 2018, the plaintiff asked from court to add a plea to his summaries. The court has approved plaintiff’s request and gave to the defendants the right to reply. In accordance, the Company’s response was submitted on December 4, 2018. Plaintiff’s reply to Company’s response was submitted on December 26, 2018.

On April 14, 2019 the court rendered a decision resolving that according to Supreme Court Decision, examination of the legal questions standing in the basis of the motion, should be based upon US law. Therefore, court allowed the plaintiff to amend its motion within 45 days, so that it would include an expert opinion regarding US law, and an argument regarding US law implementation in the specific circumstances. Court also decided that amendment of the motion is subject to plaintiff’s payment of 40,000 NIS to the Company.

The Company’s response to the amended motion is to be submitted 90 days after receiving the amended motion; plaintiff`s answer to Company’s response is to be submitted 30 days thereafter. At the request of the plaintiff and agreement of the Company, the court extended the last date in which the plaintiff may file the amended motion towards the end of September 2019.

The Company believes that the District Court should deny the motion. However, there is no assurance that the Company's position will be accepted by the District Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations. The Company believes it has strong defense arguments and in light of recent legal rulings regarding dual listed companies, and after the evidence hearings were conducted and summaries were submitted, the Company believes it is more likely than not, that the District Court will reject the motion for class action. Therefore, the Company did not record a provision as of June 30, 2019.

NOTE 7:-	LEASES

On January 1, 2019, the Company adopted Topic 842 and elected the available practical expedient to recognize the cumulative effect of initially adopting Topic 842 as an adjustment to the opening balance sheet of the period of adoption (i.e., January 1, 2019). The Company also elected the other available practical expedients and will not separate lease components from non-lease components, will not reassess whether contracts are or contain leases, lease classification, or initial direct costs for existing leases as of January 1, 2019. In addition, the Company elected not to apply the transition requirements for leases for which the lease term is less than 12 months. The consolidated balance sheets and results from operations for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 840.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LEASES (cont.)

The Company`s leases include offices and warehouses for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the ROU and liability calculation if it was reasonably certain that the Company will exercise the option.

The cumulative effect of the changes made to the balance sheet as of January 1, 2019 for the adoption of Topic 842 were as follows:

	December 31, 2018	Adjustments	January 1, 2019
Other non-current assets	$4,544	$7,129	$11,673
Other accounts payable and accrued expenses	$(27,256)	$(4,952)	$(32,208)
Other long-term payables	$(3,672)	$(2,177)	$(5,849)

The lease related accounts as of June 30, 2019 were as follows:

June 30, 2019
Other non-current assets	$9,779
Other accounts payable and accrued expenses	$(3,838)
Other long-term payables	$(6,133)

The components of lease expense and supplemental cash flow information related to leases for the six months ended June 30, 2019 were as follows:

Six months ended June 30, 2019

Components of lease expense
Operating lease cost	$2,667
Short-term lease	$39
Total lease expenses	$2,706

Six months ended June 30, 2019

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$2,819

Supplemental non-cash information related to lease liabilities arising from
obtaining ROU assets	$5,391

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LEASES (cont.)

For the six months ended June 30, 2019, the weighted average remaining lease term is three years, and the weighted average discount rate is 3.51 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of lease liabilities as of June 30, 2019 were as follows:

2019 (remaining of the year)	$2,750
2020	4,860
2021	1,077
2022	608
2023	382
2024 and thereafter	1,180
Total operating lease payments	10,857
Less: imputed interest	886
Present value of lease liability	$9,971

Related party balances and transactions are with related companies and principal shareholder. The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. Yehuda Zisapel is a principal shareholder of the Company and Zohar Zisapel is the Chairman of the Board of Directors of the Company. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

The leases of this facility will expire end of December 2020.

Transactions with related parties are as follows:

	Six months ended
	June 30,	June 30,
	2018	2019

Rent and maintenance expenses	$958	$955

Balances with related parties are as follows:

	December 31,	June 30,
	2018	2019

Trade payables and accrued expenses	$43	$4

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Stock Options and Restricted share Units (“RSU's”) plans

In 2003, the Company adopted a share option plan (the "Plan"). Under the Plan and September 6, 2010 amendment options and RSU’s may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire between six to ten years from the date of grant. In December 2012, the Company extended the term of the Plan for an additional period of ten years.

Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. Any options or RSU’s, which are canceled or forfeited before the expiration date, become available for future grants. On June 14, 2018, the Company`s board of directors decided to reserve an additional amount of 1,600,000 ordinary shares under the plan. As of June 30, 2019, the Company has 1,166,665 Ordinary shares available for future grant under the Plan.

On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant RSU’s pursuant to such Plan.

The following table summarizes the activities for the Company’s stock options for the six months ended June 30, 2019:

	Six months ended June 30, 2019
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	6,751,606	$3.99	3.47	$7,937
Granted	228,822	3.57
Exercised	(138,985)	1.84
Forfeited or expired	(290,082)	5.14

Outstanding at end of the period	6,551,361	$3.99	3.19	$4,172

Options exercisable at end of the period	4,542,841	$4.52	2.60	$3,237

Vested and expected to vest	6,246,178	$4.03	3.11	$4,078

The weighted average fair value of options granted during the six months ended June 30, 2019 and 2018 were $1.57 and $2.13, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2019:

	Number of RSUs	Aggregate intrinsic value

Unvested at beginning of year	376,811	$1,424
Granted	20,000
Vested	(1,713)
Forfeited	(15,959)

Unvested at end of period	379,139	$1,111

Vested and expected to vest	284,615	$834

The weighted average fair value at grant date of RSUs granted for the six months ended June 30, 2019 was $3.84. RSUs were not granted during the six months ended June 30, 2018.

As of June 30, 2019, the total unrecognized estimated compensation cost related to non-vested stock options and RSU`s granted prior to that date was $ 1,560, which is expected to be recognized over a weighted average period of approximately one year.

The following table sets forth the total share-based compensation expenses included in the consolidated statements of operations for the six months ended June 30, 2019 and 2018:

	Six months ended June 30,
	2018	2019

Cost of revenues	18	31
Research and development	127	201
Selling and marketing	286	382
General and administrative	601	558

Total share-based compensation expense	$1,032	$1,172

NOTE 9:-       REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       REVENUES (Cont.)

The following table presents the changes in deferred revenues balance during the six months ended June 30, 2019:

Six months ended June 30, 2019

Balance, beginning of the period	$3,873
New performance obligations	8,770
Reclassification to revenue as a result of satisfying performance obligations	(2,608)

Balance, end of the period	10,035
Less: long-term portion of deferred revenue	6,265
Current portion, end of period	$3,770

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of June 30, 2019, which are expected to be satisfied and recognized in future periods:

	Remaining 2019	2020	2021 and thereafter
Unsatisfied performance obligations	$16,114	$10,330	$6,265

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

NOTE 10:-     GEOGRAPHIC INFORMATION

The following table presents the total revenues for the six months ended June 30, 2018 and 2019, allocated to the geographic areas in which it was generated. Revenues are attributed to geographic areas based on the location of the end-users.

	Six months ended June 30,
	2018	2019

North America	$17,373	$25,166
Europe	19,553	20,997
Africa	5,560	16,741
Asia-Pacific and Middle East	23,233	25,486
India	80,281	17,662
Latin America	25,603	36,112

	$171,603	$142,164

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     GEOGRAPHIC INFORMATION (Cont.)

The following table presents the locations of the Company’s property and equipment as of December 31, 2018 and June 30, 2019:

	December 31	June 30,
	2018	2019

Israel	$28,494	$29,553
Others	5,119	5,456

	$33,613	$35,009